Ameritrade Holding Corporation Datek Online Holdings Corp. Commission File Number 0-22163

For Immediate Release – Press Release

Contact:	Marissa Hermo Datek (201) 761-8768 mhermo@datek.com	Mike Dunn Datek (201) 761-8767 mdunn@datek.com

DATEK REPORTS 71,231 AVERAGE DAILY TRADES
FOR APRIL 2002

Jersey City, NJ – May 7, 2002 — Datek Online Financial Services LLC, a subsidiary of Datek Online Holdings Corp., today reported trading statistics and account information for April 2002.

Month Ended:	Apr. 30, 2002	Mar. 31, 2002	Apr. 30, 2001

Average trades per day	71,231	78,274	100,037
Funded accounts at month’s end	861,787	860,776	799,640[1]
New funded accounts	28,820	21,806	36,032

The growth in new accounts during April 2002 was largely offset by attrition resulting from the quarterly maintenance fee.

About Datek Online Financial Services LLC
 Located on the World Wide Web at www.datek.com, Datek was the first major firm in its industry to introduce a Web-based, direct-access2 trading product, trading in decimals and a continuous 12-hour trading day for Nasdaq stocks. Datek also was the first major online broker to provide a 60-second commitment and free, real-time streaming quotes3.

About Datek Online Holdings Corp.
 Established in 1998, privately held Datek Online Holdings Corp. is one of the most innovative financial services companies in the United States. The Company’s primary businesses are Datek Online Financial Services LLC, a pioneer in the online brokerage industry; iClearing LLC, a securities clearing operation; and iCapital Markets LLC, a provider of execution services.

On April 8, 2002, Datek Online Holdings Corp. announced its intention to merge with Ameritrade Holding Corp. Investors are urged to read the joint proxy statement/prospectus that will be included in the registration statement on form S-4 concerning the proposed merger of Ameritrade Holding Corp. and Datek Online Holdings Corp. to be filed with the Securities and Exchange Commission because it will contain important information. Investors will be able to obtain this document when filed for free from the commission’s Web site at http://www.sec.gov or from Ameritrade by contacting its Investor Relations Department.

1.	Data has been conformed to current presentation standards.
2.	All orders are routed through Datek Online Financial Services LLC.
3.	Real-time quote privileges differ for professional users.

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